UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134 and 333-225284) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 28, 2018, Dr. Harald Rau, Chief Scientific Officer of the Company, and the Company agreed on terms of his retirement, effective December 31, 2018. On September 28, 2018, the Company entered into a Settlement Agreement with Dr. Rau (the “Settlement Agreement”) that confirms his continued salary through December 31, 2018, his 2018 bonus eligibility and continued vesting of warrants through December 31, 2018. The Settlement Agreement also includes a general release of claims against the Company.

On September 28, 2018, the Company entered into a Consulting Agreement with Dr. Rau (the “Consulting Agreement”), pursuant to which Dr. Rau will be available to perform certain services to the Company, including but not limited to the application of the Company’s TransCon technology to existing and new product candidates, the development of Company intellectual property and assistance with the Company’s collaborations, effective January 1, 2019. The Consulting Agreement provides that, in exchange for his continued services to the Company, the Company agrees to pay Dr. Rau a monthly retainer. In addition, the Consulting Agreement provides that certain of Dr. Rau’s warrant grants will continue to vest in accordance with applicable terms and conditions for such warrant grants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: October 1, 2018	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, General Counsel